Mentor Securities, LLC

**Financial Statements and Supplementary Information
For the Year Ended December 31, 2019
(Confidential Pursuant to Rule 17a-5(e)(3))**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67923

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mentor Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 N. Westlake Blvd., Suite 204
(No. and Street)

Westlake Village (City) CA (State) 91362 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Davis Blaine 818-597-3559
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Banerjee, CPA, An Accountancy Corp.
(Name – *If individual, state last, first, middle name*)

21860 Burbank Blvd., Suite (Address) 150 Woodland Hills (City) CA (State) 91367 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Davis Blaine _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Mentor Securities, LLC _____ , as

of December 31, _____ , 20 19 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Chairman
_____
Title

_____
Notary Public   *please see California acknowledgment attached*

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

CIVIL CODE § 1189

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> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of _____ Ventura _____)

On _02, 21, 2020_ before me, _Roya KHOSROABADI, Notary Public_
     Date   *Here Insert Name and Title of the Officer*

personally appeared _____ Davis R. Blaine _____
                                     Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.



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> Ventura County
> Commission # 2171539
> My Comm. Expires Nov 12, 2020

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                   Place Notary Seal Above

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Description of Attached Document
Title or Type of Document: _Annual Audited Report_ Document Date: _02, 21, 2020_
Number of Pages: _2_ Signer(s) Other Than Named Above: _____

Capacity(ies) Claimed by Signer(s)

Signer's Name: _____	Signer's Name: _____
☐ Corporate Officer — Title(s): _____	☐ Corporate Officer — Title(s): _____
☐ Partner — ☐ Limited ☐ General	☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact	☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator	☐ Trustee ☐ Guardian or Conservator
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Mentor Securities, LLC

December 31, 2019

Table of Contents



DAVE BANERJEE, CPA

An Accountancy Corporation – Member AICPA and PCAOB

21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367● (818) 657-0288● FAX (818) 657-0299● (818) 312-3283

Report of Independent Registered Public Accounting Firm

To the Members of Mentor Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mentor Securities, LLC (the "Company") as of December 31, 2019, the related statement of income, changes in member's equity and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Mentor Securities, LLC's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Dave Banerjee CPA, an Accountancy Corporation
We have served as the Company's auditor since 2015.
Woodland Hills, California
February 26, 2020

MENTOR SECURITIES, LLC

Statement of Financial Condition
December 31, 2019

ASSETS

Cash and cash equivalents [Note 2]	$	24,656
Prepaid Expenses		3,854
Total assets	$	28,510

LIABILITIES AND MEMBERS' EQUITY

Liabilites:

Current liabilities		
Accounts payable & Accrued expenses	$	7,342
Total liabilities		7,342
Members' equity :		
Members' equity		21,168
Total members' equity		21,168
Total liabilities and members' equity	$	28,510

The accompanying notes are an integral part of these financial statements

MENTOR SECURITIES, LLC

Statement of Income
For the year ended December 31, 2019

REVENUE

Success fees	$	3,479,359
Retainer fees		7,500
Interest Income		3,938
Other Income		890
Total revenue	$	3,491,687

EXPENSES:

Professional fees	$	22,756
Commission expense		3,251,179
Rent expense		1,800
Other operating expenses		7,654
Total expenses	$	3,283,389

NET INCOME BEFORE INCOME TAXES	$	208,298
LLC fees & CA annual minimum tax [Note 4]	$	854
NET INCOME	$	207,444

The accompanying notes are an integral part of these financial statements

MENTOR SECURITIES, LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2019

	Member's Equity	Net Gain	Contributions (Distributions)	Total Member's Equity
Beginning balance January 1, 2019	$ 10,422			$ 10,422
Member's contributions			15,950	15,950
Net gain		207,444		207,444
Member's distributions	(212,650)		-	(212,650)
Ending balance December 31, 2019	$ (202,228)	$ 207,444	$ 15,950	$ 21,168

The accompanying notes are an integral part of these financial statements


MENTOR SECURITIES, LLC
Statement of Cash Flows
For the year ended December 31, 2019


CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	207,444
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
(Increase) decrease in:		
Prepaid Expenses		(3,785)
Increase (decrease) in:		
Accounts Payable & Accrued Expenses		5,393
Total adjustments	$	1,608
Net cash used in operating activities	$	209,052

CASH FLOWS FROM INVESTING ACTIVITIES

Contributions		15,950
Distributions		(212,650)
Net cash provided by investing activities	$	(196,700)
Increase in cash	$	12,352
Cash - beginning of year	$	12,304
Cash - end of period	$	24,656
Income Tax Paid	$	800

The accompanying notes are an integral part of these financial statements

Note 1: <u>Organization</u>

Mentor Securities, LLC (the "Company") was organized in the State of California on April 27, 2007. The Company is currently registered as a broker-dealer under Section 15(b) of The Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ["FINRA"] and the Security Investor Protection Corporation ["SIPC"].

The Company is engaged in business as a securities broker-dealer, which provides several classes of services, including private placements and merger and acquisitions.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3, the Company is required to maintain a special account for the exclusive benefit of customers, requiring brief holding of customer's funds. In 2019 no such transaction occurred.

Note 2: <u>Summary of Significant Accounting Policies</u>

<u>Basis of Presentation</u>

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The company uses accrual method of accounting.

<u>Use of estimates</u>

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

<u>Cash and Cash Equivalents</u>

The Company considers all highly liquid instruments with an original maturity of three months or less when purchased to be cash equivalents. As of December 31, 2019, the Company had a cash balance of $24,656.

<u>Revenue Recognition</u>

The company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, which means the Company has no further continuing obligations and collection is reasonably assured. Retainer fees that are not subject to refund are recognized when received subject to the terms of engagement.

Revenue Recognition (Continued)

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

B. Nature of services

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40Act companies and networking fees from '40 Act companies.

C. Changes in Accounting Policy:

The Company adopted Topic 606 "Revenue from Contracts with Customers" with a date of January 1, 2018. As a result, it has changed its accounting policy for revenue recognition as detailed below.

The Company applied Topic 606 using the cumulative effect method – i.e. by recognizing the cumulative effect of initially applying Topic 606 as an adjustment to the opening balance of equity at January 1, 2018. This was immaterial. Therefore, any prior reporting information has not been adjusted and continues to be reported under Topic 606.

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over timer for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2019, the Company maintains that no such contract liabilities existed nor were there any circumstances whereby significant judgement was needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Professional fees

As of December 31, 2019, the Company paid $22,756 in professional fees, which included legal, accounting, analysis, and consulting services.

Comprehensive Income:

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no comprehensive income items for the year ended December 31, 2019.

The firm did not have any adjustments that would have made comprehensive income different from net income.

Note 3: Securities owned

As of the balance sheet date the company does not own any corporate stocks or debt instruments.

Note 4: Income taxes

The Company, with the consent of its members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like partnership, therefore in lieu of business income taxes for Federal and State income tax, all income or loss "flows through" to the member's individual income tax returns. However, provisions are made for the State of California's annual minimum tax and LLC fees that are reflected in these financial statements. As the tax obligations are passed through to its members, any audit or review considerations related to Internal Revenue Under section 6501(a) of the Internal Revenue Code (Tax Code) and section 301.6501(a)-1(a) of the Income Tax Regulations (Tax Regulations), the IRS is required to assess tax within 3 years after the tax return was filed with the IRS. Service assessments and statute of limitations thereof are borne by the Company's members.

Note 5: Recently issued accounting standards

For the year ending December 31, 2019, various Accounting Standard Updates ("ASU") issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

In February 2016, the FASB issued ASU No. 2016-02, "Lease (Topic 842)," which supersedes previous leasing guidance in Topic 840. Under the new guidance, lessees are required to recognize lease right-of-use assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The FASB has since issued additional related ASU amendments to clarify and improve certain aspects of the guidance and implementation of Topic 842. The Company does not have any operating lease obligations. (See Note 8)

Note 6: <u>Fair Value</u>

The Company adopted Financial Accounting Standards ("SFAS") ASC 820 Measurements and Disclosures, for assets and measured at fair value on a recurring basis. The ASC 820 had no effect on the Company's financial. ASC 820 accomplishes the following key objectives:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

- Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

- Requires consideration of the Company's creditworthiness when valuing liabilities; and expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities and deferred revenue. There are no other levels to measure as of year-end.

Note 7:   Net capital requirements

Pursuant to the Basic Uniform Net Capital provisions of the Securities and Exchanges Commission, the Company is required to maintain a minimum net capital, as defined, in such provision. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2019 the company had net capital and net capital requirements of $17,314 and $5,000 respectively. The Company's aggregate indebtedness to net capital ratio was .42 to 1 which is less than 15:1.

Note 8:   Related party transactions

The Company shares office space with an entity related by common management. The Company pays rent to one of its members for this office space. During the year December 31, 2019 the Company paid $1,800 to its member under this agreement.

Note 9:   Commitments and Contingencies

As of the audit date there are no contingencies, guarantees of debt, and the like. Rental commitment which includes administrative services is $150.00/month or $1,800/year.

Note 10: Subsequent Events

These financial statements were approved by management and available for issuance on February 26, 2020. Subsequent events have been evaluated through this date.

SUPPLEMENTAL INFORMATION

Schedule I

Mentor Securities, LLC

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2019

NET CAPITAL

Total partners' equity		$ 21,168
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		21,168
Deductions:		
Nonallowable assets		
Prepaid expenses	3,854	
		3,854
Net capital before haircuts on securities positions		17,314
Haircuts on securities		
NET CAPITAL		$ 17,314

AGGREGATE INDEBTEDNESS

Other payable and accrued expenses, and others	7,342	
		7,342
Total aggregate indebtedness		$ 7,342

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required:		489
Minimum dollar required:		$ 5,000
Excess net capital		$ 12,314
Net capital less greater of 10% of aggregate indebtedness		
or 120% of minimum dollar amount		$ 4,354
Ratio: Aggregate indebtedness to net capital		.42 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in
Part IIA of Form X-17A-5 as of December 31, 2019)

There is no material difference between the net capital computation as reported on
Mentor Securities, LLC FOCUS report - Part IIA as of December 31, 2019.

Net capital, as reported in Company's Part IIA (unaudited)		
FOCUS report		$ 17,314
Adjustments:	-	-
Net capital per above		$ 17,314

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation
according to the provision of Rule 15c3-3(k)(2)(i)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control
requirements under the (k)(2)(i) exemptive provision.



DAVE BANERJEE, CPA

An Accountancy Corporation – Member AICPA and PCAOB

21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367● (818) 657-0288● FAX (818) 657-0299● (818) 312-3283

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Davis Blaine, CCO
Mentor Securities, LLC

We have reviewed management's statements, included in the accompanying Mentor Securities, LLC Exemption Report in which (1) Mentor Securities, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Mentor Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Company, stated that Mentor Securities, LLC met the identified exemption provision throughout the most recent fiscal year of 2019, without exception. Mentor Securities, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dave Banerjee CPA, an Accountancy Corporation
Woodland Hills, California
February 26, 2020



200 N. Westlake Boulevard
Suite 204
Westlake Village, CA
91362

T: 818.483.0888
F: 818.483.0885

Dave Banerjee, CPA an Accountancy Corporation
21860 Burbank Blvd., Suite 150
Woodland Hills, CA 91367

February 26, 2020

Assertions Regarding Exemption Provisions

We, as principals of Mentor Securities, LLC ("the company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, principals of the Company hereby make the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, (k)(2)(i)

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the most recent fiscal year starting January 1, 2019 through December 31, 2019.

Mentor Securities, LLC

By:



Davis Blaine, CCO